SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 July 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 12 July 2023 re: BOE STRESS TEST PASSED

12 July 2023

LLOYDS BANKING GROUP COMFORTABLY PASSES BANK OF ENGLAND STRESS TEST

Lloyds Banking Group (the Group), together with seven other financial institutions in the UK, has been subject to the 2022 annual concurrent scenario stress test (ACS), conducted by the Bank of England (BoE). The 2022 ACS also assessed the ring-fenced subgroups of the participating banks on a standalone basis for the first time.

The Group is pleased to note that it has comfortably passed the stress test and given this strong performance, the Group is not required to take any capital actions. The BoE calculated the Group's transitional CET1 ratio after the application of management actions as 11.6 per cent and its leverage ratio as 4.5 per cent. Despite the severity of the stress test scenario, and without the conversion of the Group's AT1 securities into equity, the Group significantly exceeded the capital and leverage hurdle rates of 6.6 per cent and 3.5 per cent respectively.

The ring-fenced bank (RFB) also passed the stress test, with the BoE calculating the RFB's transitional CET1 ratio after the application of management actions as 12.1 per cent, against the hurdle rate of 7.2 per cent.

The 2022 ACS scenario was designed to test the resilience of the UK banking system to deep, simultaneous recessions in the UK and global economies, with large falls in asset prices and higher global interest rates. The BoE stated at the outset of the exercise that the focus of this hypothetical scenario was to ensure that banks were able to absorb rather than amplify shocks, and continue to lend to UK households and businesses. The scenario was more severe than the last global financial crisis and combined rapidly rising interest rates and unemployment, in conjunction with significant falls in property prices and GDP. In particular, base rates rose to 6 per cent in the first year before gradually reducing to 3.5 per cent in subsequent years; inflation increased to 17 per cent and took five years to recover to the Bank of England's 2 per cent target; GDP fell by 5 per cent in the first year, unemployment peaked at 8.5 per cent in the second year, and UK house and commercial property prices fell 31 per cent and 45 per cent respectively over the first three years. In addition to these economic factors, and in line with previous years, the stress scenario also reflected other risks such as conduct, alongside a traded risk scenario.

This year's stress test was again run under the IFRS 9 accounting standard and required the immediate recognition of expected credit losses on a perfect foresight basis, rather than reflecting losses as they were incurred. The BoE assessed the stressed projections on an IFRS 9 transitional basis, in line with the phased implementation approach of the standard. Results are also shown on an IFRS 9 "fully-loaded" non-transitional basis. The Group as a whole, as well as the RFB separately, comfortably exceeded both the transitional and non-transitional hurdle rates in this stress test.

This result reflects the Group's prudent balance sheet management and strong capital position, having reported a CET1 ratio of 14.1 per cent and a UK leverage ratio of 5.6 per cent, post dividend accrual, at 31 March 2022. The Group also continues to be strongly capital generative with capital build over Q1 2023 of 52 basis points, including the accelerated full-year £800 million payment of fixed pension contributions for 2023.

Further details

Details of the BoE's approach to the stress test and the detailed results in relation to all participating financial institutions are available from the BoE website.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                                 +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                            +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, riskweighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forwardlooking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 12 July 2023